ZENITH SURVIVORSHIP LIFE 2002
Flexible Premium Adjustable Variable Survivorship Life Insurance Policies
Issued by
New England Variable Life Separate Account of
New England Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277

disclosure notice
April 29, 2024
This Disclosure Notice provides certain updated information about your Zenith Survivorship Life 2002 flexible premium adjustable variable survivorship life insurance policy (the “Policy”) issued by New England Life Insurance Company (“NELICO”, the “Company”, or “we” or “us”). The Policy is no longer available for purchase.
Updated financial statements for the Company and New England Variable Life Separate Account (the “Variable Account”) are available free of charge at https://dfinview.com/BHF/TAHD/BHF245. The Policy prospectus, dated April 28, 2008, as supplemented, is available and contains more information about the Policy including its features, benefits, and risks. You can obtain this information at no cost by calling (800) 388-4000 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary
Cash Value. A Policy’s Cash Value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in our general account as a result of the loan.
Eligible Funds.  The mutual fund portfolios in which you may invest through your allocations to the corresponding Sub-Accounts of the Variable Account.
Fixed Account. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.
Monitored Portfolios. Certain Eligible Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Monthly Deduction.  The amount deducted from the Policy’s Cash Value on the first day of each Policy month, consisting of a Policy fee, a cost of insurance charge, a mortality and expense risk charge and charges for any optional rider benefits.
Net Cash Value. The amount you receive if you surrender the Policy. It is equal to the Policy’s Cash Value reduced by any applicable surrender charge and by any outstanding Policy loan and accrued interest on the loan.
Sub-Account.   A division of the Variable Account which corresponds to a mutual fund portfolio, or Eligible Fund, to which you may allocate premiums and Cash Value.
Updated Information You Should Consider About the Policy
The information in this section of the Disclosure Notice is a summary of certain Policy features that have changed since the prospectus supplement dated May 1, 2023. This may not reflect all of the changes that have occurred since you purchased your Policy.
The Designated Office for certain Policy transactions has changed. The current information is shown below.
Premium and Loan Payments	New England Life Insurance Company P.O. Box 38089 Philadelphia, PA 19101-8089
Death Claims	New England Life Insurance Company P.O. Box 4268 Clinton, IA 52733-4268
All Other Policy Transactions and Inquiries	New England Life Insurance Company P.O. Box 4270 Clinton, IA 52733-4270 Telephone: (800) 388-4000 Fax: (877) 203-4970 Email: AssumedCompanies.BHF@DXC.com
Cybersecurity and Certain Business Continuity Risks. Our variable life insurance business is largely conducted through complex information technology and communications systems operated by us and our service providers and business partners (e.g., the Eligible Funds and the firms involved in the distribution and sale of our variable life insurance policies). Our operations rely on the secure processing, storage and transmission of confidential and other information in our systems and the systems of third-party service providers. For example, many routine operations, such as processing Policy Owners’ requests and elections and day-to-day recordkeeping, are all executed through computer networks and systems. We have established administrative and technical controls and business continuity and resilience plans to protect our operations against attempts by unauthorized third parties to improperly access, modify, disrupt the operation of, or prevent access to critical networks or systems or data within them (a “cyber-attack”). Despite these protocols, the techniques used to attack systems and networks change frequently, are becoming more sophisticated, and can originate from a wide variety of sources including terrorists, nation states, financially motivated actors, internal actors, or third parties, such as external service providers, and the techniques used change frequently or are often not recognized until after they have been launched. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks, including the deployment of artificial intelligence technologies by threat actors. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict.
A cyber-attack could have a material, negative impact on NELICO and the Variable Account, as well as individual Policy Owners and their Policies. There are inherent limitations in our plans and systems, including the possibility that certain risks have not been identified or that unknown threats may emerge in the future. Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material impact on our ability to conduct business and on our financial condition and operations, and such events could result in regulatory fines or sanctions, litigation, penalties or financial losses, reputational harm, loss of customers, and/or additional compliance costs for us. Our operations also could be negatively impacted by a cyber-attack affecting a third party, such as a service provider, business partner, another participant in the financial markets, or a governmental or regulatory authority. Potential attacks can occur through a variety of sources, including, but not limited to, cyber-attacks, phishing attacks, account takeover attempts, the introduction of computer viruses or malicious code, ransomware or other extortion tactics, denial of service attacks, credential stuffing, and other computer-related penetrations. Hardware, software or applications developed by us or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information and cybersecurity. Malicious actors may attempt to fraudulently induce employees, customers, or other users of our systems to disclose credentials or other similar sensitive information in order to gain access to our systems or data, or that of our customers, through social engineering, phishing, mobile phone malware, and other methods. Cybersecurity threats can originate from a wide variety of sources including, but not limited to, natural catastrophe, military or terrorist actions, public health crises (such as the COVID-19 pandemic), and unanticipated problems with our or our service providers’ disaster recovery systems. Such disasters and events may adversely affect our ability to conduct business or administer the Policies, particularly if our employees or the employees of our service providers are unable or unwilling to perform their responsibilities as a result of any such event.
Cyber-attacks, disruptions or failures to our business operations can interfere with our processing of Policy transactions, including the processing of transfer orders from our website or with the Eligible Funds; impact our ability to calculate Policy values; cause the release and/or possible loss, misappropriation or corruption of confidential Policy Owner or business information; or impede order processing or cause other operational issues.  Cyber-attacks, disruptions or failures may also impact the issuers of securities in which the Eligible Funds invest, and it is possible the Eligible Funds underlying your Policy could lose value. There can be no assurance that we or our service providers or the Eligible Funds will avoid losses affecting your Policy due to cyber-attacks, disruptions or failures in the future. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage and mitigate this risk at all times. Furthermore, we cannot control the cybersecurity plans and systems implemented by third parties, including service providers or issuers of securities in which the Eligible Funds invest.
Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund
American Funds The Bond Fund of America
Baillie Gifford International Stock Portfolio
CBRE Global Real Estate Portfolio
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
Loomis Sayles Small Cap Core Portfolio
Loomis Sayles Small Cap Growth Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio

T. Rowe Price Small Cap Growth Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
During the first 15 Policy years, if you surrender your Policy, reduce its face amount or make a partial surrender that reduces its face amount, or if the Policy lapses, then we will deduct a surrender charge from the
Policy’s Cash Value.
The maximum surrender charge is imposed in the first Policy year and is equal to 90% of the premiums paid in that year. For example, if you paid a $100,000 premium and surrendered the Policy in the first Policy year, you could pay a surrender charge of $90,000.
Charges – Surrender Charges
Transaction Charges
In addition to surrender charges, we impose a sales charge and a premium tax charge on premiums paid into the Policy. We may impose a transfer charge on your transfer of Cash Value between the
Sub-Accounts and to or from the Fixed Account, but currently do not impose this charge.
Charges – Sales Charge; Premium Tax Charge; Transfer Charge Fee Tables
Ongoing Fees and Expenses (annual charges)
In addition to surrender and transaction charges, an investment in the
Policy is subject to certain ongoing fees and expenses, including a cost of insurance charge, a Policy fee, a mortality and expense risk charge, a loan interest spread, and charges for various riders offered along with the Policy. Certain of those ongoing charges vary in amount depending on the insureds’ ages, risk class, and (except for unisex Policies) sex. You should view the Policy specifications page of your Policy for the specific charges applicable to your Policy.

You also bear the expenses associated with the Eligible Funds under the
Policy, as shown in the following table:

Charges – Policy
Fee; Monthly
Charges for the
Cost of Insurance;
Mortality and
Expense Risk
Charge; Loan
Interest Spread;
Charges for
Additional Rider
Benefits; Eligible
Fund Expenses

Fee Tables

Appendix A:
Eligible Funds
Available Under the
Policy (located in
this Disclosure
Notice)

	Annual Fee	Minimum	Maximum
	Investment options ( Eligible Fund fees and expenses)*	0.28%	0.98%
*As a percentage of Eligible Fund assets before temporary expense reimbursements and/or fee waivers.
RISKS
Risk of Loss	You can lose money by investing in the Policy.			Summary of Benefits and Risks – Risks of the Policy
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur a loss due to poor investment performance or possible Federal income tax on gains distributed or deemed to be distributed from the Policy.
Summary of Benefits and Risks – Risks of the Policy

	RISKS	Location in Prospectus
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Eligible Funds).
Each investment option, including the Fixed Account, will have its own unique risks, and you should review these investment options before making an investment decision.
The Company, The Variable Account and the Eligible Funds – The Eligible Funds; The Fixed Account
Insurance Company Risks
An investment in the Policy is subject to the risks related to NELICO, including that any obligations (including obligations related to amounts invested in the Fixed Account), guarantees, or benefits are subject to
NELICO’s claims-paying ability. More information about NELICO, including its financial strength ratings, is available upon request by calling (888)
243-1968.
The Company, The Variable Account and the Eligible Funds – The Company
Contract Lapse
In general, in any month that your Policy’s Net Cash Value is not large enough to cover the Monthly Deduction (i.e., the amount we deduct on the first day of each Policy month for charges such as the Policy fee), your Policy will be in default, and may lapse. Your Policy’s Net Cash Value can be impacted by poor investment performance of the Eligible Funds you select. Your Policy may also lapse if Policy loans plus accrued interest reduces the Net Cash Value to zero. Additionally, insufficient premium payments, withdrawals, and Policy charges (including increases in those charges) could cause the Policy to lapse and you will no longer have insurance coverage. If your Policy has lapsed, in most states you may reinstate it within seven years after the date of lapse.
Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. Death benefits will not be paid if the Policy has lapsed.
Lapse and Reinstatement
RESTRICTIONS
Investments
Availability of Portfolios. We reserve the right to remove or substitute an
Eligible Fund or limit its availability to subsequent premium payments and/or transfers of Cash Value.
Transfers. We may limit the number of transfers between the
Sub-Accounts and to and from the Fixed Account to no more than four per Policy year. We may impose a processing charge of $25 for each transfer in excess of 12 per Policy year. We may also impose restrictions on frequent transfers. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.
The Company, The Variable Account and The Eligible Funds Charges – Transfer Charge
Optional Benefits
Various optional benefits may be available in the form of a rider to your
Policy. Not all of these riders may be available to you. In general, supplemental insurance benefits may be (i) available only to insureds within certain age ranges and/or who meet certain criteria (e.g., terminal illness) (ii) subject to minimum and/or maximum specified amounts, and
(iii) subject to certain termination conditions. We may stop offering an optional benefit at any time.
Additional Benefits by Rider
TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.
Please note that there is no additional tax benefit to you if the Policy is purchased through a tax-qualified plan. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Tax Considerations

	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
All firms selling the Policy receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. A selling firm, or a sales representative of a selling firm, may receive different compensation for selling one product over another and may have a financial incentive to offer or recommend the Policy over another investment. Apart from the payment of commissions, selling firms may receive additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees.
Distribution of the Policies
Exchanges
In general, sales representatives may have a financial incentive to offer you a new insurance policy in place of the policy you already own. You should exchange your Policy only if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
The Policies – Replacing Existing Insurance Distribution of the Policies

Appendix A: Eligible Funds Available Under The Policy
The following is a list of Eligible Funds available under the Policy. More information about the Eligible Funds is available in the prospectuses for the Eligible Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/TAHD/BHF245. You can also request this information at no cost by calling our TeleService Center at (800) 388-4000 or by sending an email request to rcg@brighthousefinancial.com. The current expenses and performance information below reflects fees and expenses of the Eligible Fund, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Eligible Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	American Funds Global Small Capitalization Fund — Class 2# Capital Research and Management CompanySM	0.91%	16.17%	8.31%	5.78%
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.59%	38.49%	18.68%	14.36%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	26.14%	13.36%	10.91%
Seeks as high a level of current income as is consistent with the preservation of capital.	American Funds The Bond Fund of America — Class 2# Capital Research and Management CompanySM	0.48%	5.02%	1.89%	2.08%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.74%	21.10%	11.83%	8.19%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.54%	25.74%	15.38%	11.71%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.65%	12.87%	6.40%	4.65%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.73%	19.26%	7.50%	3.45%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.58%	34.99%	12.48%	8.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	12.33%	8.90%	7.66%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	52.06%	16.39%	10.80%
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.65%	13.05%	8.82%	4.43%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.67%	41.23%	11.07%	8.77%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.68%	3.74%	3.28%	2.32%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.55%	6.22%	1.25%	1.86%
Seeks growth of capital and income.	SSGA Growth and Income ETF Portfolio — Class A‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.52%	14.12%	7.77%	5.76%
Seeks growth of capital.	SSGA Growth ETF Portfolio — Class A‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.55%	16.13%	9.47%	6.70%
Seeks long-term growth of capital.	T. Rowe Price Mid Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc. Sub-Subadviser: T. Rowe Price Investment Management, Inc.	0.70%	20.11%	11.90%	10.72%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.60%	10.20%	14.66%	8.57%
Seeks long-term growth of capital.	Baillie Gifford International Stock Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Baillie Gifford Overseas Limited	0.75%	18.59%	7.15%	4.72%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.39%	5.84%	1.53%	2.20%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.57%	49.61%	16.15%	12.88%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.36%	5.05%	1.76%	1.18%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class A#‡ Brighthouse Investment Advisers, LLC	0.64%	8.08%	3.88%	3.31%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.64%	10.82%	5.87%	4.60%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.66%	13.93%	8.00%	5.93%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class A‡ Brighthouse Investment Advisers, LLC	0.69%	17.51%	10.02%	7.17%
Seeks long-term capital growth.	Brighthouse/Artisan Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Artisan Partners Limited Partnership	0.77%	18.53%	11.56%	6.75%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.53%	18.10%	10.09%	8.07%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.61%	7.66%	13.12%	10.36%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.71%	18.00%	11.26%	9.28%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.55%	53.26%	17.98%	14.32%
Seeks long-term capital growth from investments in common stocks or other equity securities.	Loomis Sayles Small Cap Core Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.89%	17.46%	11.35%	7.90%
Seeks long-term capital growth.	Loomis Sayles Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.87%	11.91%	10.08%	8.49%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.28%	5.20%	0.87%	1.57%
Seeks to track the performance of the Standard & Poor’s MidCap 400® Composite Stock Price Index.	MetLife Mid Cap Stock Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.31%	16.08%	12.34%	9.01%
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.39%	17.93%	7.99%	4.05%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.32%	16.80%	9.90%	7.16%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	25.94%	15.39%	11.75%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	10.40%	8.53%	6.59%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	8.15%	11.55%	8.78%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.80%	15.53%	12.40%	8.75%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.57%	46.81%	13.52%	11.88%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	21.57%	11.84%	9.44%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	9.44%	2.80%	3.01%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	4.87%	0.95%	1.23%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.47%	10.65%	12.30%	8.58%
#
These Eligible Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Eligible Funds' prospectuses for additional information regarding these arrangements.
‡
This Eligible Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Eligible Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

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The prospectus, as supplemented, and statement of additional information (“SAI”) dated April 28, 2008 include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (800) 388-4000 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Policy online at https://dfinview.com/BHF/TAHD/BHF245.
Reports and other information about the Variable Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
The EDGAR contract identifier number for the Policy is C000011864.